CUSIP NO. 204429104	Page 1 of 13

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information Statement Pursuant to Rules 13d-1 and 13d-2

Under the Securities Exchange Act of 1934

Compania Cervecerias Unidas S.A.

(United Breweries Company, Inc.)

(Name of Issuer)

Common Stock

(Title of Class of Securities)

204429104

(CUSIP Number)

December 31, 2013**

Date of Event Which Requires Filing of the Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**	As a result of an administrative error, the reporting persons did not identify the securities reported herein as requiring a filing on Schedule 13G at the time the reporting persons exceeded the filing threshold. Upon discovering this oversight, the reporting persons promptly took steps to file this Schedule 13G, which speaks as of December 31, 2013.

CUSIP NO. 204429104	13G	Page 2 of 13

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Commonwealth Bank of Australia
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Australian Capital Territory, Commonwealth of Australia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 26,159,580 *
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 26,159,580 *
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,159,580 *
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Approximately 7.08% (based on 369,502,872 shares outstanding per Form 6-K dated February 13, 2014)
12.	TYPE OF REPORTING PERSON BK/HC

*	Held in the form of 21,151,280 shares of common stock and 2,504,150 American Depository Receipts (“ADRs”), with each ADR representing 2 shares of common stock. The common stock is not registered for trading but only in connection with the registration of American Depositary Shares which are evidenced by the ADRs.

CUSIP NO. 204429104	13G	Page 3 of 13

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Colonial Holding Company Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION New South Wales, Commonwealth of Australia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 26,159,580 *
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 26,159,580 *
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,159,580 *
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Approximately 7.08% (based on 369,502,872 shares outstanding per Form 6-K dated February 13, 2014)
12.	TYPE OF REPORTING PERSON HC

*	Held in the form of 26,159,580 shares of common stock and 2,504,150 American Depository Receipts (“ADRs”), with each ADR representing 2 shares of common stock. The common stock is not registered for trading but only in connection with the registration of American Depositary Shares which are evidenced by the ADRs.

CUSIP NO. 204429104	13G	Page 4 of 13

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Commonwealth Insurance Holdings Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION New South Wales, Commonwealth of Australia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 26,159,580 *
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 26,159,580 *
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,159,580 *
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Approximately 7.08% (based on 369,502,872 shares outstanding per Form 6-K dated February 13, 2014)
12.	TYPE OF REPORTING PERSON HC

*	Held in the form of 26,159,580 shares of common stock and 2,504,150 American Depository Receipts (“ADRs”), with each ADR representing 2 shares of common stock. The common stock is not registered for trading but only in connection with the registration of American Depositary Shares which are evidenced by the ADRs.

CUSIP NO. 204429104	13G	Page 5 of 13

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Colonial First State Group Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Victoria, Commonwealth of Australia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 26,159,580 *
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 26,159,580 *
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,159,580 *
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Approximately 7.08% (based on 369,502,872 shares outstanding per Form 6-K dated February 13, 2014)
12.	TYPE OF REPORTING PERSON HC

*	Held in the form of 26,159,580 shares of common stock and 2,504,150 American Depository Receipts (“ADRs”), with each ADR representing 2 shares of common stock. The common stock is not registered for trading but only in connection with the registration of American Depositary Shares which are evidenced by the ADRs.

CUSIP NO. 204429104	13G	Page 6 of 13

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON First State Investment Management (UK) Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Edinburgh, United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 20,730,722 *
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 20,730,722 *
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,730,722 *
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Approximately 5.61% (based on 369,502,872 shares outstanding per Form 6-K dated February 13, 2014)
12.	TYPE OF REPORTING PERSON IA/FI

*	Held in the form of 16,933,650 shares of common stock and 1,898,536 American Depository Receipts (“ADRs”), with each ADR representing 2 shares of common stock. The common stock is not registered for trading, but only in connection with the registration of American Depositary Shares which are evidenced by the ADRs.

CUSIP NO. 204429104	13G	Page 7 of 13

Item 1(a)	Name of Issuer: Compania Cervecerias Unidas S.A.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

Vitacura 2670, Twenty-Third Floor, Santiago, Chile

Item 2(a)	Name of Person Filing
Item 2(b)	Address of Principal Business Office
Item 2(c)	Citizenship

Commonwealth Bank of Australia
Ground Floor, Tower 1
201 Sussex Street
Sydney, New South Wales, 2000
Commonwealth of Australia
Australian Capital Territory

Colonial Holding Company Limited
Ground Floor, Tower 1
201 Sussex Street
Sydney, New South Wales, 2000.
Commonwealth of Australia
New South Wales

Commonwealth Insurance Holdings Limited
Ground Floor, Tower 1
201 Sussex Street
Sydney, New South Wales, 2000
Commonwealth of Australia
New South Wales

Colonial First State Group Limited
Ground Floor, Tower 1
201 Sussex Street
Sydney, New South Wales, 2000
Commonwealth of Australia
Victoria

First State Investment Management (UK) Limited
23 St Andrew Square
Edinburgh EH2 1BB
Scotland

Item 2(d)	Title of Class of Securities:

Common Stock

Item 2(e)	CUSIP Number: 204429104

CUSIP NO. 204429104	13G	Page 8 of 13

Item 3		If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

		(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act;

		(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act;

		(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act;

		(d)	☐	Investment company registered under Section 8 of the Investment Company Act;

		(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

		(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

		(g)	☒	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

		(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

		(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

		(j)	☒	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);

		(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution: First State Investment Management (UK) Limited is an investment adviser registered pursuant to the law of the jurisdiction in which it is located.

If this statement is filed pursuant to Rule 13d-1(c), check this box: ☐

Item 4		Ownership:

	(a)	Amount beneficially owned:

Incorporated by reference to Item 9 of the cover page pertaining to each reporting person.

	(b)	Percent of Class:

Incorporated by reference to Item 11 of the cover page pertaining to each reporting person.

	(c)	Number of shares as to which such person has:

		(i)	sole power to vote or to direct the vote:

Incorporated by reference to Item 5 of the cover page pertaining to each reporting person.

		(ii)	shared power to vote or to direct the vote:

CUSIP NO. 204429104	13G	Page 9 of 13

Incorporated by reference to Item 6 of the cover page pertaining to each reporting person.

(iii) sole power to dispose or to direct the disposition of:

Incorporated by reference to Item 7 of the cover page pertaining to each reporting person.

(iv) shared power to dispose or to direct the disposition of:

Incorporated by reference to Item 8 of the cover page pertaining to each reporting person.

Item 5	Ownership of Five Percent or Less of a Class:

Not Applicable.

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being
Reported on by the Parent Holding Company:

See Exhibit 99.2.

Item 8	Identification and Classification of Members of the Group:

Not Applicable.

Item 9	Notice of Dissolution of Group:

Not Applicable.

CUSIP NO. 204429104	13G	Page 10 of 13

Item 10	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect. I also certify that, to the best of my knowledge and belief, the foreign regulatory schemes applicable to the relevant subsidiaries referenced in Exhibit 99.2 to this Schedule 13G are substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s), and that I undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated this 10th day of October, 2014.

Commonwealth Bank of Australia

By:	/s/ Margaret Taylor
Name:	Margaret Taylor
Title:	Company Secretary

Colonial Holding Company Limited

By:	/s/ Michael Venter
Name:	Michael Venter
Title:	Director

Commonwealth Insurance Holdings Limited

By:	/s/ Michael Venter
Name:	Michael Venter
Title:	Director

Colonial First State Group Limited

By:	/s/ Michael Venter
Name:	Michael Venter
Title:	Director

First State Investment Management (UK) Limited

By:	/s/ Gillian Davies
Name:	Gillian Davies
Title:	Secretary

CUSIP NO. 204429104	13G	Page 11 of 13

INDEX TO EXHIBITS

Exhibit No.	Exhibit

99.1	Joint Filing Agreement

99.2	Item 7 Information